

SE. **09055077** IMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 12 2009

Washington DC

SEC FILE NUMBER
8- 45531

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/31/07** AND ENDING **12/31/08**

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Atlantic Financial Services of Maine, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Exchange Street

(No. and Street)

Portland   **Maine**   **04101**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P.M. Higgins   **207-775-3254**

                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Runyon Kersteen Ouellette

(Name – if individual, state last, first, middle name)

20 Long Creek Drive   **South Portland**   **Maine**   **04106**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____John P.M. Higgins_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Atlantic Financial Services of Maine, Inc._____, as

of _____February 9_____, 20 _09___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)

Financial Statements
and
Independent Auditors' Report on Internal Control

December 31, 2008 and 2007



Independent Auditor's Report

To the Stockholder
  Atlantic Financial Services of Maine, Inc.

We have audited the accompanying balance sheets of Atlantic Financial Services of Maine, Inc. a subsidiary of Ram Trust Company as of December 31, 2008 and 2007 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

The financial statements present only Atlantic Financial Services of Maine, Inc. and are not intended to present fairly the balance sheet and statements of income and changes in stockholder's equity for Ram Trust Company in conformity with accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Financial Services of Maine, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information included in Supplemental Schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements of Atlantic Financial Services of Maine, Inc., but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Runyon Kersteen Ouellette

January 29, 2009
South Portland, Maine

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Balance Sheets
December 31, 2008 and 2007

		2008	2007
ASSETS			
Current assets:			
Cash and cash equivalents	$	65,208	47,807
Commissions receivable		25,420	13,683
Receivable from brokers/dealers		15,011	-
Prepaid expenses		643	156
Total current assets		106,282	61,646
Equipment:			
Equipment		-	2,037
Less accumulated depreciation		-	(2,037)
Net equipment		-	-
Total assets	$	**106,282**	**61,646**
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current liabilities:			
Accounts payable		4,081	1,654
Income taxes payable to parent company		-	3,978
Total current liabilities		4,081	5,632
Stockholder's equity:			
Common stock, $0.1 stated value; authorized			
10,000 shares, issued and outstanding 100 shares		1	1
Additional paid-in capital		36,576	36,576
Retained earnings		65,624	19,437
Total stockholder's equity		102,201	56,014
Total liabilities and stockholder's equity	$	**106,282**	**61,646**

See accompanying notes to financial statements.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Statements of Income
Years ended December 31, 2008 and 2007

		2008	2007
Revenue:			
Commission revenue	$	247,930	118,594
Other income		1,527	36,113
Total revenue		249,457	154,707
Expenses:			
Salaries, wages and commissions		69,622	38,813
Payroll taxes and benefits		13,113	6,178
Professional fees		10,140	10,036
NASD fees		2,170	774
Clearing broker charges		73,142	34,496
Other expenses		20,083	9,731
Total expenses		188,270	100,028
Income before income taxes		61,187	54,679
Income tax expense		-	11,092
Net income	$	**61,187**	**43,587**

See accompanying notes to financial statements.

2

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Statements of Changes in Stockholder's Equity
Years ended December 31, 2008 and 2007

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, June 30, 2007	$ 1	36,576	17,850	54,427
Dividends paid to parent Company	-	-	(42,000)	(42,000)
Net income	-	-	43,587	43,587
Balance, December 31, 2007	1	36,576	19,437	56,014
Dividends paid to parent Company	-	-	(15,000)	(15,000)
Net income	-	-	61,187	61,187
Balance, December 31, 2008	$ 1	36,576	65,624	102,201

See accompanying notes to financial statements.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Statements of Cash Flows
Years ended December 31, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net income	$	61,187	43,587
Changes in operating assets and liabilities:			
Commissions receivable		(11,737)	(4,743)
Prepaid expenses		(487)	1,031
Receivable from brokers/dealers		(15,011)	-
Accounts payable		2,427	(739)
Income taxes payable to parent company		(3,978)	(7,648)
Net cash provided by operating activities		32,401	31,488
Cash flows from financing activities:			
Dividends paid		(15,000)	(42,000)
Net cash used in financing activities		(15,000)	(42,000)
Increase (decrease) in cash and cash equivalents		17,401	(10,512)
Cash and cash equivalents at beginning of year		47,807	58,319
Cash and cash equivalents at end of year	$	65,208	47,807
Supplemental cash flow information:			
Income taxes paid to parent Company	$	-	18,740

See accompanying notes to financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Atlantic Financial Services of Maine, Inc. (AFS), a wholly owned subsidiary of Ram Trust Company was incorporated to engage in the business of performing securities transactions as a nonclearing broker. The Company's office is located in Portland, Maine. The Company's customers consist primarily of its parent's investment management clients. Effective December 31, 2007, AFS became a wholly owned subsidiary of Ram Trust Company after a merger of Ram Trust Services, Inc. and Ram Trust Company. As a result of the merger, AFS will adopt a calendar year end to coincide with the parent company's year end. The audit ending December 31, 2007 reports six months of activity.

The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority (FINRA), and is a member of SIPC (Securities Investors Protection Corporation).

The Company introduces customers to independent clearing brokers on a fully-disclosed basis. Customer accounts are held and maintained by the clearing brokers. Two clearing brokers were used in 2008. Only one clearing broker was used in 2007.

Income Taxes - At December 31, 2007 the parent company, Ram Trust Services, Inc. filed a consolidated tax return which included Atlantic Financial Services of Maine, Inc. Accordingly, income taxes were charged to the subsidiary by applying statutory rates to its pre-tax income as if it were a stand-alone taxpayer. Deferred income taxes were not significant. The effective rate was lower than the statutory maximum rate due to the effect of graduated tax rates. In addition, at December 31, 2007, the operations of the former parent company Ram Trust Services, Inc. combined with Ram Trust Company. Ram Trust Company is an S-corporation. Accordingly, in 2008, no income taxes are payable by the parent company and therefore not allocated.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment - Equipment is carried at capitalized cost less accumulated depreciation. Depreciation is computed using straight-line methods over the established useful lives of assets, which is three years.

Revenue Recognition and Commissions Receivable - Revenue is recognized on the accrual method when trades for customers are executed or when account maintenance or other services are performed.

Commissions receivable represent commission revenue earned but not yet received. Accounts are charged off to expense if deemed uncollectible by management. No allowance for uncollectible amounts is considered necessary.

RELATED PARTY TRANSACTIONS

Due to common ownership and/or control, the Company is related to certain entities and it may enter into economic transactions with such entities that affect its financial condition and operations.

Substantially all revenues are from customers of the parent company; many of those customers are related parties to the parent company.

The parent company has periodically provided certain administrative services to the Company. For the years ending December 31, 2008 and 2007, the Company was charged $98,102 and $57,217, respectively, for such services by the parent, and the costs are reflected in the statements of income. For the years December 31, 2008 and 2007, accounts payable include $3,470 and $1,654, respectively, owed to the parent.

During the years ended December 31, 2008 and 2007, the Company paid dividends to the parent Company totaling $15,000 and $42,000, respectively.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of Minimum Net Capital of $5,000 and a ratio of Aggregate Indebtedness to Net Capital, as defined, not to exceed 1500%. At December 31, 2008, the Company's ratio of Aggregate Indebtedness to Net Capital was 4.0% and its Net Capital, Minimum Net Capital and Excess Net Capital were as follows:

Net Capital	$ 101,221
Minimum Net Capital	5,000
Excess Net Capital	**$ 96,221**

INCOME TAXES

The total income tax liability at December 31, 2008 and 2007 consisted of the following:

	2008	2007
Current:		
Federal	$ -	2,580
State	-	1,398
Total income tax payable	$ -	3,978

Deferred income tax asset and liability is zero for both years as a result of having no temporary tax differences.

INCOME TAXES, CONTINUED

The provision for income taxes charged to income from continuing operations for the years ended December 31, 2008 and 2007 consisted of the following:

	2008	2007
Federal	$ -	7,863
State	-	3,229
Total income tax expense	**$ -**	**11,092**

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

Net Capital		
Total stockholder's equity:		
Common stock	$	1
Additional paid-in capital		36,576
Retained earnings		65,624
Total stockholder's equity qualified for Net Capital		102,201
Deductions:		
Nonallowable assets:		
Prepaid expenses		643
Equipment, net		-
Total nonallowable assets		643
Haircuts on securities		337
Total deductions		980
Net Capital		101,221
Minimum Net Capital		5,000
Excess Net Capital	$	**96,221**
Aggregate Indebtedness:		
Accounts payable		4,081
Income taxes payable to parent company		-
		4,081
Ratio of Aggregate Indebtedness to Net Capital		**4.0%**
Reconciliation with Company's computation (included in		
Part II of Form X-17A-5 as of December 31, 2007):		
Net capital, as reported in Company's Part II		
(Unaudited) Focus Report		101,133
Audit adjustments, net		(286)
Adjustments, net		374
Net Capital per above	$	101,221

See auditor's report.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Computation for Determination of Reserve
Requirement Pursuant to Rule 15c3-3
December 31, 2008

The provisions of this rule are not applicable to Atlantic Financial Services of Maine, Inc. pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Atlantic Financial Services of Maine, Inc. is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Information Relating to the Possession or Control
Requirements Pursuant to Rule 15c3-3
December 31, 2008

The provisions of this rule are not applicable to Atlantic Financial Services of Maine, Inc. pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Atlantic Financial Services of Maine, Inc. is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.



Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Stockholder
Atlantic Financial Services of Maine, Inc.

In planning and performing our audit of the financial statements of Atlantic Financial Services of Maine, Inc. (a subsidiary of Ram Trust Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered Atlantic Financial Services of Maine, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Atlantic Financial Services of Maine, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified a deficiency in internal control that we consider to be a significant deficiency.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Segregation of Duties (Repeat)

Segregation of duties involves the assignment of responsibilities in such a way that different employees handle different parts of the same transaction. Anyone who records transactions or has access to assets ordinarily is in a position to perpetrate errors or irregularities. Appropriate segregation of duties helps to detect errors in a timely manner and deter improper activities. For example, having an employee with no cash receipts or disbursements responsibility perform the bank reconciliation is considerably more effective in meeting the applicable specific internal accounting control objectives. Similarly, internal accounting control is enhanced when the employee who handles the accounting for an asset, such as cash, is denied access to the asset; for example, the employee who maintains cash records should not be authorized to sign checks without a responsible co-signer.

Although the small size of the Company's office staff limits the extent of separation of duties, we believe certain steps continue to be taken to separate incompatible duties. The basic premise is that no one employee should have access to both physical assets and the related accounting records or to all phases of a transaction. One of the most critical areas of separation is cash, where we noted that the bookkeeper handles the posting of cash receipts and disbursements, prepares and signs checks, inputs payroll data and receives and reconciles the monthly bank statements.

The result is the danger that intentional or unintentional errors could be made and not detected. We recommend that the company president or treasurer continue to receive the monthly bank statements and review them and the cancelled checks prior to mailing to the bookkeeper for preparation of the monthly bank reconciliation. The company treasurer should also continue to review the reconciliations after they are prepared.

In addition to reviewing the monthly bank statements and reconciliation, we would also recommend that the company president or treasurer continue to approve payment of invoices prior to the submission of payment by the bookkeeper.

We believe this reconciliation process is critical and recommend that it continue to be performed monthly to ensure errors are identified and corrected in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 29, 2009
South Portland, Maine